

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

<u>Via Email</u>
Michael Gorton
Chief Executive Officer
Principal Solar, Inc.
2700 Fairmount
Dallas, Texas 75201

> **Re:** **Principal Solar, Inc.**
> **Form S-1**
> **Filed December 23, 2013**
> **File No. 333-193058**

Dear Mr. Gorton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

3. With respect to all third-party statements in your prospectus – such as statements by the U.S. Energy Information Administration and the Solar Energy Industry Association - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Prospectus Cover Page

4. Your prospectus cover page disclosure suggests that shares will be sold at different prices depending upon whether the shares are being sold by "Affiliated Stockholders" or not. While we understand that your Affiliated Stockholders will offer and sell shares at a fixed price for the duration of the offering, it is unclear to us why the rest of the selling stockholders are not also offering and selling at the same fixed price. As there is no current public market for your common stock, a fixed price must be set at which all of your common stock will be sold. You may state that the shares not held by affiliates will be sold at a fixed price until your shares are quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices. Please revise or advise.

Prospectus Summary, page 2

Business, page 2

5. Please provide further disclosure regarding the details and substance of the business in which you intend to engage, including a further description of Solar PV facilities and your roll up strategy.

6. Please disclose your election under Section 107(b) of the JOBS Act, including the risks and implications of such election, in your prospectus summary. Please also briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Sections 14A(a) and (b) of the Securities Exchange Act of 1934.

Risks Factors, page 7

General Risks, page 7

Our executive officers and directors possess significant voting control . . ., page 11

7. Please revise this risk factor or add an additional risk factor regarding that fact that your largest shareholder, Steuben Investment Company II LP, holds beneficial ownership of 30.4% of your outstanding common stock and so also possesses significant influence

over matters submitted for stockholder approval, subject to any sales they may make in this offering. Please also address the fact that Steuben Investment Company II LP appears to be controlled by your former director, Mr. Hunter L. Hunt.

Risks Relating to Our Securities, page 20

We may face substantial penalties under a Registration Rights Agreement . . ., page 22

8. Please update the risk factor disclosure regarding the penalties incurred as a result of your defaults under the Registration Rights Agreement as of the most recent practicable date. Please also update disclosure regarding such penalties throughout your prospectus, including on page 60.

Description of Business, page 24

Organizational History, page 24

9. We note your disclosure that, in March 2011, you issued two shares of Series A Super Voting Preferred Stock; however, the designation of the Series A Preferred Stock was never filed with the state of Delaware. Please confirm if Pegasus Funds LLC was compensated in some other way for the monies paid in connection with the renewal of your charter. Please also confirm that no corporate actions were ever taken by the holder of such shares of Series A Preferred Stock.

Business Strategies, page 25

10. Please explain why you believe that the solar industry "is ripe for consolidation today and on the brink of very large scale projects in the next 2-3 years."

11. Please provide the basis for your assertion that your team and board of directors are composed of "energy industry luminaries."

12. Please provide the basis for your belief that grid parity will "happen within the next few years," as well as disclose the consequences to your business if it does not occur on such timeline. In this regard, we note your risk factor disclosure on page 19 and the reference to your analysis regarding the cost of PV panels on page 28. Please also provide the basis for your belief that "desert southwest will become a major resource for the supply of affordable energy to the United States."

Power Generation, page 27

13. We note your statement that "the following examples offer a sense of scale;" however, we do not see any examples. Please advise or revise.

White Papers, Standards, and Thought Leadership, page 34

14. In an appropriate place in your prospectus, clarify your relationship to the Principal Solar Institute. In this regard, we note that they have the same address as you and that their Contacts appear to be some of your officers. As a result, if true, you should explain that one of the reasons you have "become one of the most prolific authors in the solar industry" is because you control the Institute that publishes them.

15. Please explain to us why you consider the Principal Solar Ratings System to be "unbiased," given that it appears that the System will analyze and compare photovoltaic modules and solar power generation systems, both of which play a direct role in your business. Please also explain how the Principal Solar Ratings System will analyze and compare both photovoltaic modules and solar power generation systems, as well as provide the basis by which you believe such a rating system is important for the solar industry.

Competition, page 36

16. Elaborate upon the business of the companies you identify at the bottom of page 36 and explain how they compete with you.

17. Please provide further clarification of your statement that "[l]ike the utility industry, we do not anticipate one big winner or even one big provider." Please also provide further disclosure regarding the things that you believe differentiate you from the competition discussed in your prospectus.

Material Acquisitions, page 37

18. You indicate at the bottom of page 37 that three of your acquisitions have been entities that own Power Purchase Agreements that you indicate have been described in greater detail below. We are unable to locate the additional detail associated with these agreements. Please revise to elaborate upon the material terms of each of such agreements.

Capstone Solar, page 38

19. We note your statement that Capstone Solar is managed as a not-for-profit institution. Given this, please explain how you plan to receive 25% of Capstone's profits, as contemplated by the terms of Share Exchange Agreement.

Directors, Executive Officers, Promotors and Control Persons, page 42

Biographical Information, page 42

20. Please revise this section to provide a *brief* description of the business experience during the past five years of each director and executive officer, including the dates of each person's principal occupations and employment during the past five years. You should identify the type of occupation and the nature of the business of prior employers but you should not include additional disclosure that appears to constitute your opinion such as "[w]hen Mr. Gordon founded the company, it was considered controversial, and when he left in 2009, it had over a million paying members nationwide." Please see Item 401(e) of Regulation S-K.

Executive and Director Compensation, page 49

21. Please update this section to reflect information for the most recently completed fiscal year ended December 31, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

22. We note your auditors have expressed substantial doubt about your ability to continue in business as a going concern and note your statement that you need to raise approximately $2,000,000 of additional funding to satisfy your cash requirements for the next twelve months. Please revise your disclosures to provide a reasonably detailed discussion of your viable plan to continue in business for at least the twelve month period following the date of the most recent financial statements included in the filing. In doing so, please consider quantifying your expected monthly operating expenses and describing any factors expected to significantly increase or decrease that level of expense over the next 12 months in order to clarify for your investors the amount of cash that you will need to continue operations. Please also disclose the anticipated sources of such additional funding. Please refer to Section 607.07 of the Codification of Financial Reporting Releases.

Plan of Operations, page 52

23. Elaborate upon how you arrived at the estimated funds of $2,000,000 you will require for the next twelve months. In doing so, please explain whether this amount will maintain your current operations or will be used to acquire additional businesses or both.

24. We note your statement that "[m]anagement currently has non-binding letters of intent in place with various potential acquisition targets and is in the process of completing due diligence on such assets." Please provide further details regarding the current status of such negotiations and due diligence.

25. Please provide more details regarding the revenue from sponsorship, which decreased from the nine months ended September 30, 2012 to the nine months ended September 30, 2013, including the source of this revenue and cause of the decrease.

26. We note your disclosure on pages 41 and 57 that Pegasus Funds LLC remains a large stockholder; however, Pegasus Funds is not included as a greater than 5% stockholder in the table on page 51. Please confirm the percentage of your common stock beneficially owned by Pegasus Funds and revise your disclosure accordingly.

Liquidity and Capital Resources, page 56

27. Please describe any known trends that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Please also describe any known material trends, favorable or unfavorable, in your capital resources, and indicate any expected material changes in the mix and relative cost of such resources. Please see Item 303 of Regulation S-K.

Plan of Distribution and Selling Stockholders, page 65

28. Please provide the text that accompanies footnote 14 to the table.

29. Please provide the name and address of each natural person that holds beneficial ownership over the securities being registered for resale pursuant to your registration statement. If the percentage of your common stock to be owned by each selling stockholder after completion of the offering is one percent or more, please also provide such percentage. Please see Item 507 of Regulation S-K and refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

30. We note your statement that the table on page 66 "[d]oes not include beneficial ownership of shares issuable upon exercise of outstanding options or warrants." Please note that a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within sixty days. Please revise your disclosure accordingly.

31. We note that Bruce Quinnell is listed as your Financial Advisor and Chief Financial Officer and Jorge Aizcorbe is listed as your Executive Vice President, Strategic Alliances on your website at http://www.principalsolar.com/aboutus_leadership.html#bq; however, Mr. Quinnell is not named as the Chief Financial Officer on your registration statement and neither individual is named as an Affiliate Selling Stockholder. We also note that Mr. Aizcorbe's relationship with you is not disclosed in the selling stockholder table beginning on page 66. Please advise or revise.

32. Please also tell us why you have not identified Steuben Investment Company II, L.P. as an Affiliated Selling Stockholder.

Financial Statements for the Fiscal Year Ended December 31, 2012 and 2011, page F-2

33. You disclose on page 2 that you are a development stage company. If you believe you are a development stage entity as defined in ASC 915-10-20, please revise your financial statements to comply with the requirements of ASC 915, including paragraphs 210-45-1, 215-45-1, and 225-45-1, and ensure your auditor identifies you as a development stage entity in the audit report.

Notes to Consolidated Financial Statements, page F-7

34. We note your disclosure on page 8 that you have elected not to opt out of the extended transition periods for adoption of any new or revised accounting standards available to emerging growth companies. Please provide the disclosures require by SAB Topic 11M and, for each accounting pronouncement not yet adopted, disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt each recently issued accounting standard, assuming you remain an emerging growth company as of such date. Please refer to Question 14 of the Staff's "Jumpstart Our Business Startups Act, Frequently Asked Questions" Issued April 16, 2012 available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm. Please provide similar disclosures about recently issued accounting standards not yet adopted within MD&A.

Note 4 – Mergers and Acquisitions, page F-11

35. We note that you present on page F-15 a fiscal 2011 pro forma net loss figure of $23,010 assuming the Talmage acquisition had occurred on January 1, 2011. Since you reported a fiscal 2011 net loss of $1.5 million and Talmage recognized only $32,738 of revenues for fiscal 2011, please review this pro forma net loss figure for accuracy and revise as necessary.

36. We note your disclosure on page 52 in MD&A that you currently have non-binding letters of intent in place with various potential acquisition targets. Please note that if any of these potential acquisition targets is acquired or is probable of being acquired and its significance exceeds 50 percent, financial statements required by Rule 8-04 of Regulation S-X and pro forma financial information required by Rule 8-05 of Regulation S-X must be included in your registration statement prior to effectiveness.

Note 8 – Stockholders' Equity (Deficit), page F-16

37. We note that you have issued stock options to consultants and directors, issued stock to acquire Capstone and Talmage, and have issued other equity or equity-related

instruments, such as warrants and convertible debt. Considering your disclosure on page 71 that your securities "are currently highly illiquid, and subject to large swings in trading price, and are only traded on a sporadic and limited basis," please tell us and disclose in sufficient detail how you determine the fair value of your common stock when accounting for such equity-related transactions. If your common stock fair values are largely based on the results of valuations performed by independent valuation specialists or by your management, please explain to us in detail the method(s) used in these valuations to determine the fair values of your common stock and clarify whether the valuations are performed on a contemporaneous or retrospective basis. If you value your common stock based on unadjusted historical cash sales, please confirm whether or not the historical sales used to determine fair value include related party transactions and explain how your historical sales amounts represent fair value considering the "sporadic and limited" trading in and "highly illiquid" nature of your common stock. Please see the definitions of fair value and market participants in ASC 820-10-20.

Financial Statements for the Quarter Ended September 30, 2013

Note 4 – Mergers and Acquisitions, page F-31

38. We note that you acquired 89 percent of Power House One LLC in exchange for $6,200,000 million in cash on June 17, 2013. Please provide the historical financial statements for this acquisition required by Rule 8-04 of Regulation S-X. Please also provide the pro forma financial information required by Rule 8-05 of Regulation S-X.

Note 7 – Derivative Liability, page F-33

39. We note that the 2.2 million warrants issued in June 2013 have "down round" protection rights and that you computed their fair value using the Black-Scholes method. Since the Black-Scholes method requires the use of inputs that are static throughout the term of an instrument, such as a fixed exercise price, we are unclear why you did not use another valuation model, such as the binomial or Monte Carlo simulation method, to capture the value of the down round protection that adjusts the exercise price. Please tell us the method you intend to use to value the warrants going forward and quantify for us the September 30, 2013 value of the warrants under a more appropriate valuation model.

Item 16. Exhibits and Financial Statement Schedules, page II-3

40. Please file all required exhibits, including but not limited to Exhibit 5.1, the legal opinion of The Love Law Firm, PC, in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Please see Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: D. Grant Seabolt, Jr., Esq.